# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Telesat Corporation, CIK 0001845840
CUSIP: 879512309
Title of class of securities: Class B Variable Voting Shares, No Par Value Per Share
Address of issuer's principal executive offices: 160 Elgin Street, Suite 2100, Ottawa, Ontario Canada (A6), K2P 2P7
Date of event which requires filing of this statement: 07/08/2026
Filed by CIK 0001277742
Persons authorized to receive notices and communications: Janet Yeung, MHR Fund Management LLC, 40 West 57th Street, Floor 24, New York, New York (NY), 10019, (212) 262-0005

## Reporting persons
- MHR INSTITUTIONAL ADVISORS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,634,891; shared voting power 0; sole dispositive power 2,634,891; shared dispositive power 0; aggregate amount beneficially owned 2,634,891 (5.2% of the class)
- MHRC I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,634,891; shared voting power 0; sole dispositive power 2,634,891; shared dispositive power 0; aggregate amount beneficially owned 2,634,891 (5.2% of the class)
- MHR INSTITUTIONAL PARTNERS IIA LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MHR INSTITUTIONAL ADVISORS II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,770,676; shared voting power 0; sole dispositive power 2,770,676; shared dispositive power 0; aggregate amount beneficially owned 2,770,676 (5.4% of the class)
- MHRC II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,770,676; shared voting power 0; sole dispositive power 2,770,676; shared dispositive power 0; aggregate amount beneficially owned 2,770,676 (5.4% of the class)
- MHR INSTITUTIONAL PARTNERS III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MHR INSTITUTIONAL ADVISORS III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,368,027; shared voting power 0; sole dispositive power 3,368,027; shared dispositive power 0; aggregate amount beneficially owned 3,368,027 (6.6% of the class)
- MHR SAT SUBHOLDCO B: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,842,143; shared voting power 0; sole dispositive power 2,842,143; shared dispositive power 0; aggregate amount beneficially owned 2,842,143 (5.6% of the class)
- MHR SAT HOLDCO B: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,213,938; shared voting power 0; sole dispositive power 3,213,938; shared dispositive power 0; aggregate amount beneficially owned 3,213,938 (6.3% of the class)
- MHR SUN GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,742,088; shared voting power 0; sole dispositive power 6,742,088; shared dispositive power 0; aggregate amount beneficially owned 6,742,088 (13.2% of the class)
- The Rachesky Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 6,742,088; shared voting power 0; sole dispositive power 6,742,088; shared dispositive power 0; aggregate amount beneficially owned 6,742,088 (13.2% of the class)
- MHR SUN III LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,368,027; shared voting power 0; sole dispositive power 3,368,027; shared dispositive power 0; aggregate amount beneficially owned 3,368,027 (6.6% of the class)
- MHR FUND MANAGEMENT LLC (CIK 0001277742): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 18,035,092; shared voting power 0; sole dispositive power 18,035,092; shared dispositive power 0; aggregate amount beneficially owned 18,035,092 (35.4% of the class)
- MHR HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 18,035,092; shared voting power 0; sole dispositive power 18,035,092; shared dispositive power 0; aggregate amount beneficially owned 18,035,092 (35.4% of the class)
- MARK H. RACHESKY, M.D.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 18,096,228; shared voting power 0; sole dispositive power 18,096,228; shared dispositive power 0; aggregate amount beneficially owned 18,096,228 (35.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Variable Voting Shares, No Par Value Per Share
Name of issuer: Telesat Corporation
Address of issuer's principal executive offices: 160 Elgin Street, Suite 2100, Ottawa, Ontario Canada (A6), K2P 2P7
Comment: This statement on Schedule 13D (this "Statement") amends and supplements, as Amendment No. 2 ("Amendment No 2"), the Schedule 13D filed on November 19, 2021 (the "Original Schedule 13D") and Amendment No 1 to the Schedule 13D filed on May 14, 2024 ("Amendment No 1" and together with the Original Schedule 13D and Amendment No 2, the "Schedule 13D") and relates to Class B Variable Voting Shares, no par value per share (the "Class B Shares") of Telesat Corporation, a corporation incorporated under the laws of the Province of British Columbia, Canada (the "Issuer"). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated as follows.

This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) MHR Institutional Advisors LLC, a Delaware limited liability company ("Institutional Advisors");
(2) MHRC I LLC, a Delaware limited liability company ("MHRC I");
(3) MHR Institutional Partners IIA LP, a Delaware limited partnership ("Institutional Partners IIA");
(4) MHR Institutional Advisors II LLC, a Delaware limited liability company ("Institutional Advisors II");
(5) MHRC II LLC, a Delaware limited liability company ("MHRC II");
(6) MHR Institutional Partners III LP, a Delaware limited partnership ("Institutional Partners III");
(7) MHR Institutional Advisors III LLC, a Delaware limited liability company ("Institutional Advisors III");
(8) MHR Sun GP LLC, a Delaware limited liability company ("MHR Sun GP");
(9) The Rachesky Revocable Trust, a New York trust (the "Trust");
(10) MHR SAT Holdco B LP, a Delaware limited partnership ("SAT Holdco B");
(11) MHR SAT SubHoldco B LP, a Delaware limited partnership ("SAT SubHoldco B");
(12) MHR Sun III LP, a Delaware limited partnership ("MHR Sun III");
(13) MHR Fund Management LLC, a Delaware limited liability company ("Fund Management");
(14) MHR Holdings LLC, a Delaware limited liability company ("MHR Holdings"); and
(15) Mark H. Rachesky, M.D. ("Dr. Rachesky").

This Statement relates to securities beneficially owned by each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies ("Master Account"), MHR Capital Partners Master Account II Holdings LLC, a Delaware limited liability company ("Master Account II"), MHR Capital Partners (100) LP ("Capital Partners (100)"), MHR Institutional Partners LP ("Institutional Partners"), MHRA LP ("MHRA"), MHRM LP ("MHRM"), MHR Institutional Partners II LP ("Institutional Partners II"), Institutional Partners IIA, Institutional Partners III, MHR SAT Holdco A LP ("SAT Holdco A"), MHR SAT SubHoldco A LP ("SAT SubHoldco A"), SAT Holdco B, SAT SubHoldco B, MHR Sun II LP ("MHR Sun II"), MHR Sun IIA LP ("MHR Sun IIA"), MHR Sun III and Dr. Rachesky, each (other than Master Account and Dr. Rachesky) a Delaware limited partnership.

MHR Advisors LLC, a Delaware limited liability company ("Advisors") is the general partner of each of Master Account, Master Account II and Capital Partners (100), and in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by each of Master Account, Master Account II and Capital Partners (100). MHRC LLC, a Delaware limited liability company ("MHRC") is the managing member of Advisors and, in such capacity, may be deemed to beneficially own any Class B Shares that are deemed to be beneficially owned by Advisors. Institutional Advisors is the general partner of each of Institutional Partners, MHRA and MHRM, and in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by each of Institutional Partners, MHRA and MHRM. MHRC I is the managing member of Institutional Advisors and, in such capacity, may be deemed to beneficially own any Class B Shares that are deemed to be beneficially owned by Institutional Advisors. Institutional Advisors II is the general partner of each of Institutional Partners II, Institutional Partners IIA, MHR Sun II and MHR Sun IIA and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by each of Institutional Partners II, Institutional Partners IIA, MHR Sun II and MHR Sun IIA. MHRC II LLC is the managing member of Institutional Advisors II and, in such capacity, may be deemed to beneficially own any Class B Shares that are deemed to be beneficially owned by Institutional Advisors II. Institutional Advisors III is the general partner of Institutional Partners III and MHR Sun III, and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by Institutional Partners III and MHR Sun III. MHR Sun GP is the general partner of SAT Holdco A, SAT Holdco B, SAT SubHoldco A and SAT SubHoldco B and, in such capacity, may be deemed to beneficially own the Class B Shares beneficially owned by each of SAT Holdco A, SAT Holdco B, SAT SubHoldco A and SAT SubHoldco B. The Trust is the managing member of MHR Sun GP and, in such capacity, may be deemed to beneficially own any Class B Shares that are deemed to be beneficially owned by MHR Sun GP. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, SAT Holdco A, SAT Holdco B, SAT SubHoldco A, SAT SubHoldco B, MHR Sun II, MHR Sun IIA, MHR Sun III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Class B Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Class B Shares reported herein which are beneficially owned by each of Master Account, Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, SAT Holdco A, SAT Holdco B, SAT SubHoldco A, SAT SubHoldco B, MHR Sun II, MHR Sun IIA and MHR Sun III. MHR Holdings, a Delaware limited liability company, is the managing member of Fund Management and, in such capacity, may be deemed to beneficially own any Class B Shares that are deemed to be beneficially owned by Fund Management. Dr. Rachesky is the managing member of MHRC, MHRC II, Institutional Advisors III, and MHR Holdings, the manager of MHRC I and is the sole trustee of the Trust, and, in such capacity, may be deemed to beneficially own the Common Shares held for the accounts of each of Master Account, Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, SAT Holdco A, SAT Holdco B, SAT SubHoldco A, SAT SubHoldco B, MHR Sun II, MHR Sun IIA and MHR Sun III.
Residence or business address: Each Reporting Person's principal business address is 40 West 57th Street, Floor 24, New York, NY, 10019.
Present principal occupation or employment: (1) Institutional Advisors is the general partner of each of Institutional Partners, MHRA and MHRM. The principal business of Institutional Advisors is to provide management and advisory services to each of Institutional Partners, MHRA and MHRM. (2) MHRC I is the managing member of Institutional Advisors. The principal business of MHRC I is to serve as the managing member of Institutional Advisors. (3) The principal business of Institutional Partners IIA is investment in securities. (4) Institutional Advisors II is the general partner of each of Institutional Partners II, Institutional Partners IIA, MHR Sun II and MHR Sun IIA. The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II, Institutional Partners IIA, MHR Sun II and MHR Sun IIA. (5) MHRC II the managing member of Institutional Advisors II. The principal business of MHRC II is to serve as the managing member of Institutional Advisors II. (6) The principal business of Institutional Partners III is investment in securities. (7) Institutional Advisors III is the general partner of Institutional Partners III and MHR Sun III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III and MHR Sun III. (8) The principal business of SAT Holdco B is investment in securities. (9) The principal business of SAT SubHoldco B is investment in securities. (10) MHR Sun GP is the general partner of SAT Holdco A, SAT Holdco B, SAT SubHoldco A and SAT SubHoldco B. The principal business of MHR Sun GP is to provide management and advisory services to SAT Holdco A, SAT Holdco B, SAT SubHoldco A, SAT SubHoldco B and other affiliated entities. (11) The Trust is the managing member of MHR Sun GP. The principal business of the Trust is to serve as an asset holding vehicle. (12) The principal business of MHR Sun III is investment in securities. (13) The principal business of Fund Management is to provide management and advisory services to Master Account, Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, SAT Holdco A, SAT Holdco B, SAT SubHoldco A, SAT SubHoldco B, MHR Sun II, MHR Sun IIA, MHR Sun III and other affiliated entities. (14) MHR Holdings is a Delaware limited liability company and the managing member of Fund Management. The principal business of MHR Holdings is to serve as the managing member of Fund Management. (15) Dr. Rachesky is the managing member of MHRC, MHRC II, Institutional Advisors III, and MHR Holdings. Dr. Rachesky is the manager of MHRC I. Dr. Rachesky is the sole trustee of the Trust. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Institutional Advisors, MHRC I, Institutional Partners IIA, Institutional Advisors II, MHRC II, Institutional Partners III, Institutional Advisors III, MHR Sun GP, SAT Holdco B, SAT SubHoldco B, MHR Sun III, Fund Management, and MHR Holdings are organized under the laws of the State of Delaware. The Trust is organized under the laws of the State of New York. Dr. Rachesky is a United States citizen.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated as follows.

All of the Class B Shares reported on this Schedule 13D were acquired for investment purposes. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and as part of this ongoing review evaluate various alternatives that are or may become available with respect to the Issuer and its securities. Except as otherwise set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2 hereof, has any plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

(a) The Reporting Persons may from time to time and at any time (in accordance with any trading policy of the Issuer or its subsidiaries and affiliates that may then be applicable to the Reporting Persons) in their sole discretion acquire, or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose, or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through public or private transactions or otherwise.

The Reporting Persons reserve the right to and may, from time to time and at any time, in their sole discretion, formulate and implement other purposes, plans or proposals regarding the Issuer or any of its subsidiaries or affiliates or any of their equity or debt securities or instruments that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D as the Reporting Persons may deem advisable in their sole discretion. The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 6 to this Schedule 13D is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows.

For purpose of calculating the percentages disclosed in Item 1 and Item 5 of this Schedule 13D, the Reporting Persons have assumed that 51,003,269 Issuer Voting Securities are issued and outstanding. This is based on 14,730,782 Class A Common Shares and Class B Variable Voting Shares, 112,841 Class C Shares, and 36,159,646 Class A Units, Class B Units and Class C Units, reported to be outstanding at December 31, 2025 (as reported on the Issuer's Form 20-F on March 17, 2026). Other than the 46,136 Class B Shares held directly by Dr. Rachesky, all of the Class B Shares that may be deemed to be beneficially owned by the persons identified in Item 1 and this Item 5 may be deemed to be beneficially owned by such persons as a result of the indirect voting power such persons have over the Class B Shares based on their ownership of Class B Units, as described further in this Schedule 13D.

(a)(i) Master Account may be deemed to be the beneficial owner of 34,732 Class B Shares held for its own account (approximately 0.1% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ii) Master Account II may be deemed to be the beneficial owner of 2,204,467 Class B Shares held for its own account (approximately 4.3% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iii) Capital Partners (100) may be deemed to be the beneficial owner of 280,211 Class B Shares held for its own account (approximately 0.5% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(iv) Advisors may be deemed to be the beneficial owner of 2,519,410 Class B Shares (approximately 4.9% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 34,732 Class B Shares held for the account of Master Account, (B) 2,204,467 Class B Shares held for the account of Master Account II and (C) 280,211 Class B Shares held for the account of Capital Partners (100).

(v) MHRC may be deemed to be the beneficial owner of 2,519,410 Class B Shares (approximately 4.9% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Class B Shares otherwise described in Item 5(a)(iv) by virtue of MHRC's position as the managing member of Advisors.

(vi) Institutional Partners may be deemed to be the beneficial owner of 2,123,874 Class B Shares held for its own account (approximately 4.2% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(vii) MHRA may be deemed to be the beneficial owner of 205,476 Class B Shares held for its own account (approximately 0.4% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(viii) MHRM may be deemed to be the beneficial owner of 305,541 Class B Shares held for its own account (approximately 0.6% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(ix) Institutional Advisors may be deemed to be the beneficial owner of 2,634,891 Class B Shares held for its own account (approximately 5.2% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 2,123,874 Class B Shares held for the account of Institutional Partners, (B) 205,476 Class B Shares held for the account of MHRA and (C) 305,541 Class B Shares held for the account of MHRM.

(x) MHRC I may be deemed to be the beneficial owner of 2,634,891 Class B Shares (approximately 5.2% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Common
Shares otherwise described in Item 5(a)(ix) by virtue of MHRC I's position as the managing member of Institutional Advisors.

(xi) Institutional Partners II may be deemed to be the beneficial owner of 0 Class B Shares held for its own account (approximately 0.0% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xii) Institutional Partners IIA may be deemed to be the beneficial owner of 0 Class B Shares held for its own account (approximately 0.0% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xiii) MHR Sun II may be deemed to be the beneficial owner of 814,226 Class B Shares held for its own account (approximately 1.6% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xiv) MHR Sun IIA may be deemed to be the beneficial owner of 1,956,450 Class B Shares held for its own account (approximately 3.8% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xv) Institutional Advisors II may be deemed to be the beneficial owner of 2,770,676 Class B Shares (approximately 5.4% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 814,226 Class B Shares held for the account of MHR Sun II and (B) 1,956,450 Class B Shares held for the account of MHR Sun IIA.

(xvi) MHRC II may be deemed to be the beneficial owner of 2,770,676 Class B Shares (approximately 5.4% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Class B Shares otherwise described in Item 5(a)(xv) by virtue of MHRC II's position as the managing member of Institutional Advisors II.

(xvii) Institutional Partners III may be deemed to be the beneficial owner of 0 Class B Shares held for its own account (approximately 0.0% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xviii) MHR Sun III may be deemed to be the beneficial owner of 3,368,027 Class B Shares held for its own account (approximately 6.6% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xix) Institutional Advisors III may be deemed to be the beneficial owner of 3,368,027 Class B Shares (approximately 6.6% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of 3,368,027 Class B Shares held for the account of MHR Sun III.

(xx) SAT SubHoldco A may be deemed to be the beneficial owner of 321,946 Class B Shares held for its own account (approximately 0.6% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xxi) SAT SubHoldco B may be deemed to be the beneficial owner of 2,842,143 Class B Shares held for its own account (approximately 5.6% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xxii) SAT Holdco A may be deemed to be the beneficial owner of 364,061 Class B Shares held for its own account (approximately 0.7% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xxiii) SAT Holdco B may be deemed to be the beneficial owner of 3,213,938 Class B Shares held for its own account (approximately 6.3% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act).

(xxiv) MHR Sun GP may be deemed to be the beneficial owner of 6,742,088 Class B Shares (approximately 13.2% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (A) 321,946 Class B Shares held for the account of SAT SubHoldco A, (B) 2,842,143 Class B Shares held for the account of SAT SubHoldco B, (C) 364,061 Class B Shares held for the account of SAT Holdco A and (D) 3,213,938 Class B Shares held by the account of SAT Holdco B.

(xxv) The Trust may be deemed to be the beneficial owner of 6,742,088 Class B Shares (approximately 13.2% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Class B Shares otherwise described in Item 5(a)(xxiv) by virtue of the Trust's position as the managing member of MHR Sun GP.

(xxvi) Fund Management may be deemed to be the beneficial owner of 18,035,092 Class B Shares (approximately 35.4% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Class B Shares otherwise described in this Item 5 by virtue of Fund Management's investment management agreement with Master Account, Master Account II, Capital Partners (100), Institutional Partners, MHRA, MHRM, SAT Holdco A, SAT Holdco B, SAT SubHoldco A, SAT SubHoldco B, MHR Sun II, MHR Sun IIA and MHR Sun III.

(xxvii) MHR Holdings may be deemed to be the beneficial owner of 18,035,092 Class B Shares (approximately 35.4% of the total number of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of all of the Class B Shares otherwise described in this Item 5 by virtue of MHR Holding's position as the managing member of Fund Management.

(xxviii) Dr. Rachesky may be deemed to be the beneficial owner of 18,096,228 Class B Shares (approximately 35.5% of the total number of shares of Class B Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act). This number consists of (a) all of the Class B Shares otherwise described in this Item 5 by virtue of Dr. Rachesky's position as the managing member of each of MHRC, MHRC II, Institutional Advisors III, and MHR Holdings, the manager of MHRC I and the sole trustee of the Trust, (b) 15,000 Class B Shares which may be deemed to be held directly by Dr. Rachesky and (c) 46,136 Class B Shares held directly by Dr. Rachesky. In addition, Dr. Rachesky owns 42,856 deferred share units which, upon vesting, entitle Dr. Rachesky to an equal number of Class B shares and/or cash.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Master Account may be deemed to have (x) the sole power to direct the disposition of 34,732 Class B Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 34,732 Class B Shares which may be deemed to be beneficially owned by Master Account as described above.

(ii) Master Account II may be deemed to have (x) the sole power to direct the disposition of 2,204,467 Class B Shares which may be deemed to be beneficially owned by Master Account ii as described above, and (y) the sole power to direct the voting of 2,204,467 Class B Shares which may be deemed to be beneficially owned by Master Account as described above.

(iii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 280,211 Class B Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 280,211 Class B Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

(iv) Advisors may be deemed to have (x) the sole power to direct the disposition of 2,519,410 Class B Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,519,410 Class B Shares which may be deemed to be beneficially owned by Advisors as described above.

(v) MHRC may be deemed to have (x) the sole power to direct the disposition of 2,519,410 Class B Shares which may be deemed to be beneficially owned by MHRC as described above, and (y) the sole power to direct the voting of 2,519,410 Class B Shares which may be deemed to be beneficially owned by MHRC as described above.

(vi) Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,123,874 Class B Shares which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,123,874 Class B Shares which may be deemed to be beneficially owned by Institutional Partners as described above.

(vii) MHRA may be deemed to have (x) the sole power to direct the disposition of 205,476 Class B Shares which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,476 Class B Shares which may be deemed to be beneficially owned by MHRA as described above.

(viii) MHRM may be deemed to have (x) the sole power to direct the disposition of 305,541 Class B Shares which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 305,541 Class B Shares which may be deemed to be beneficially owned by MHRM as described above.

(ix) Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,634,891 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,634,891 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors as described above.

(x) MHRC I may be deemed to have (x) the sole power to direct the disposition of 2,634,891 Class B Shares which may be deemed to be beneficially owned by MHRC I as described above, and (y) the sole power to direct the voting of 2,634,891 Class B Shares which may be deemed to be beneficially owned by MHRC I as described above.

(xi) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 0 Class B Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 0 Class B Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.

(xii) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 0 Class B Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 0 Class B Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

(xiii) MHR Sun II may be deemed to have (x) the sole power to direct the disposition of 814,226 Class B Shares which may be deemed to be beneficially owned by MHR Sun II as described above, and (y) the sole power to direct the voting of 814,226 Class B Shares which may be deemed to be beneficially owned by MHR Sun II as described above.

(xiv) MHR Sun IIA may be deemed to have (x) the sole power to direct the disposition of 1,956,450 Class B Shares which may be deemed to be beneficially owned by MHR Sun IIA as described above, and (y) the sole power to direct the voting of 1,956,450 Class B Shares which may be deemed to be beneficially owned by MHR Sun IIA as described above.

(xv) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 2,770,676 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 2,770,676 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.

(xvi) MHRC II may be deemed to have (x) the sole power to direct the disposition of 2,770,676 Class B Shares which may be deemed to be beneficially owned by MHRC II as described above, and (y) the sole power to direct the voting of 2,770,676 Class B Shares which may be deemed to be beneficially owned by MHRC II as described above.

(xvii) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 0 Class B Shares which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 0 Class B Shares which may be deemed to be beneficially owned by Institutional Partners III as described above.

(xviii) MHR Sun III may be deemed to have (x) the sole power to direct the disposition of 3,368,027 Class B Shares which may be deemed to be beneficially owned by MHR Sun III as described above, and (y) the sole power to direct the voting of 3,368,027 Class B Shares which may be deemed to be beneficially owned by MHR Sun III as described above.

(xix) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 3,368,027 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 3,368,027 Class B Shares which may be deemed to be beneficially owned by Institutional Advisors III as described above.

(xx) SAT SubHoldco A may be deemed to have (x) the sole power to direct the disposition of 321,946 Class B Shares which may be deemed to be beneficially owned by SAT SubHoldco A as described above, and (y) the sole power to direct the voting of 321,946 Class B Shares which may be deemed to be beneficially owned by SAT SubHoldco A as described above.

(xxi) SAT SubHoldco B may be deemed to have (x) the sole power to direct the disposition of 2,842,143 Class B Shares which may be deemed to be beneficially owned by SAT SubHoldco B as described above, and (y) the sole power to direct the voting of 2,842,143 Class B Shares which may be deemed to be beneficially owned by SAT SubHoldco B as described above.

(xxii) SAT Holdco A may be deemed to have (x) the sole power to direct the disposition of 364,061 Class B Shares which may be deemed to be beneficially owned by SAT Holdco A as described above, and (y) the sole power to direct the voting of 364,061 Class B Shares which may be deemed to be beneficially owned by SAT Holdco A as described above.

(xxiii) SAT Holdco B may be deemed to have (x) the sole power to direct the disposition of 3,213,938 Class B Shares which may be deemed to be beneficially owned by SAT Holdco B as described above, and (y) the sole power to direct the voting of 3,213,938 Class B Shares which may be deemed to be beneficially owned by SAT Holdco B as described above.

(xxiv) MHR Sun GP may be deemed to have (x) the sole power to direct the disposition of 6,742,088 Class B Shares which may be deemed to be beneficially owned by MHR Sun GP as described above, and (y) the sole power to direct the voting of 6,742,088 Class B Shares which may be deemed to be beneficially owned by MHR Sun GP as described above.

(xxv) The Trust may be deemed to have (x) the sole power to direct the disposition of 6,742,088 Class B Shares which may be deemed to be beneficially owned by the Trust as described above, and (y) the sole power to direct the voting of 6,742,088 Class B Shares which may be deemed to be beneficially owned by the Trust as described above.

(xxvi) Fund Management may be deemed to have (x) the sole power to direct the disposition of 18,035,092 Class B Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 18,035,092 Class B Shares which may be deemed to be beneficially owned by Fund Management as described above.

(xxvii) MHR Holdings may be deemed to have (x) the sole power to direct the disposition of 18,035,092 Class B Shares which may be deemed to be beneficially owned by MHR Holdings as described above, and (y) the sole power to direct the voting of 18,035,092 Class B Shares which may be deemed to be beneficially owned by MHR Holdings as described above.

(xxviii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of 18,096,228 Class B Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 18,096,228 Class B Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
Transactions in the class effected during the past sixty days: See Item 6 of this Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds:
(i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of Master Account in accordance with their partnership interests in Master Account.

(ii) The partners of Master Account II, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of Master Account II in accordance with their partnership interests in Master Account II.

(iii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

(iv) The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.

(v) The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of MHRA in accordance with their partnership interests in MHRA.

(vi) The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of MHRM in accordance with their partnership interests in MHRM.

(vii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

(viii) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

(ix) The partners of MHR Sun II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of MHR Sun II in accordance with their partnership interests in MHR Sun II.

(x) The partners of MHR Sun IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of MHR Sun IIA in accordance with their partnership interests in MHR Sun IIA.

(xi) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

(xii) The partners of MHR Sun III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of MHR Sun III in accordance with their partnership interests in MHR Sun III.

(xiii) The partners of SAT SubHoldco A, including MHR Sun GP, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of SAT SubHoldco A in accordance with their partnership interests in SAT SubHoldco A.

(xiv) The partners of SAT SubHoldco B, including MHR Sun GP, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of SAT SubHoldco B in accordance with their partnership interests in SAT SubHoldco B.

(xv) The partners of SAT Holdco A, including MHR Sun GP, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of SAT Holdco A in accordance with their partnership interests in SAT Holdco A.

(xvi) The partners of SAT Holdco B, including MHR Sun GP, have the right to participate in the receipt of dividends from, or proceeds from the sale of, Class B Shares held for the account of SAT Holdco B in accordance with their partnership interests in SAT Holdco B.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: In connection with the consummation of the CV Transaction (as defined below), on July 8, 2026, Institutional Partners IIA and Institutional Partners III each ceased to be the beneficial owner of more than five percent of the Class B Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On July 8, 2026, Institutional Partners II, Institutional Partners IIA and Institutional Partners III (the "Participating MHR Funds") and certain other affiliated entities consummated a series of transactions (collectively, the "CV Transaction") whereby the Participating MHR Funds transferred the Class B Units held by them to certain continuation vehicles that continue to be controlled by Dr. Rachesky, Fund Management and entities under their control.

In connection with the CV Transaction, each limited partner in Institutional Partners II, Institutional Partners IIA and Institutional Partners III was offered the option to either (1) receive cash in respect of their indirect interests in Class B Units and indirect interests in another unrelated company (the "Other Portfolio Company Investment") held by such limited partner through the Participating MHR Funds or (2) rollover their indirect interests in Class B Units and the Other Portfolio Company Investment held by such limited partner through the Participating MHR Funds.

In connection with the consummation of the CV Transaction on July 8, 2026, certain Class B Units were transferred, through a series of related transactions steps, from Institutional Partners II, Institutional Partners IIA and Institutional Partners III to SAT Holdco A, SAT SubHoldco A, SAT Holdco B and SAT SubHoldco B. These transfers were made in respect of the indirect interests in Class B Units held by the limited partners of Institutional Partners II, Institutional Partners IIA and Institutional Partners III that elected to exercise the cash option described above. Each of SAT Holdco A, SAT SubHoldco A, SAT Holdco B and SAT SubHoldco B are newly formed special purpose vehicles managed by Fund Management and controlled by MHR Sun GP (as its general partner), which is in turn controlled by the Trust (as MHR Sun GP's managing member). SAT Holdco A, SAT SubHoldco A, SAT Holdco B and SAT SubHoldco B were indirectly funded by funds affiliated with RenWave Kore LLC (together with its affiliated funds, the "Lead Investor") and MHR Sun Holdings LP ("MHR Sun Holdings"), a holding company controlled by Dr. Rachesky.

The Class B Units transferred from Institutional Partners II to MHR Sun II, from Institutional Partners IIA to MHR Sun IIA and from Institutional Partners III to MHR Sun III were made in respect of the indirect interests in Class B Units held by the limited partners of Institutional Partners II, Institutional Partners IIA and Institutional Partners III that elected to exercise the rollover option described above. Each of MHR Sun II, MHR Sun IIA and MHR Sun III are managed by Fund Management and controlled by Institutional Advisors II (in the case of MHR Sun II and MHR Sun IIA) and Institutional Advisors III (in the case of MHR Sun III).

In connection with the consummation of the transactions contemplated by the CV Transaction, MHR Sun GP and a representative of the Lead Investor (the "Lead Investor Representative") entered into a side letter (the "Side Letter") that provides, among other things, as follows:

Following the closing of the CV Transactions, so long as (i) Fund Management has the right to designate two individuals to be appointed as a director on the board of directors of the Issuer pursuant to the Investor Rights Agreement and (ii) SAT SubHoldco A or SAT SubHoldco B continue to hold any Class B Units and/or Class B Shares, Fund Management has agreed to exercise its rights under the Investor Rights Agreement to designate to the board of directors of the Issuer one individual identified by the Lead Investor Representative who is approved by Fund Management (it being understood that Cody Kittle is deemed approved for such purposes), subject to the Issuer's nomination and governance processes and the Issuer's and MHR's contractual rights (including applicable requirements related to MHR's designees to the Issuer's board of directors under the Investor Rights Agreement).

Without the prior written consent of the Lead Investor Representative (which will not be unreasonably withheld, conditioned or delayed), MHR Sun Feeder LP, a Delaware limited partnership ("Sun Feeder") (an entity which is controlled by MHR Sun GP as its general partner and through which the Lead Investor has made its indirect investment in the Class B Units and the other Portfolio Company Investment), will not enter into any agreement with a managing underwriter in any registered offering of Class B Shares pursuant to which Sun Feeder would be prohibited from selling any Class B Shares for a period of more than 120 days (other than in relation to agreements required by law, applicable securities regulations or pursuant to any agreements already in effect).

If the Minimum Liquidity Threshold (as described below) is not satisfied on or prior to the date that is three (3) months after the fifth (5th) anniversary of the closing of the CV Transaction, then MHR Sun GP is required to use reasonable best efforts to take such actions as are necessary or desirable in order to cause the Minimum Liquidity Threshold to be satisfied. If at the end of such period, the Minimum Liquidity Threshold has not been satisfied, then the Lead Investor Representative has the right, under certain circumstances, to cause SAT SubHoldco A and SAT SubHoldco B to take certain actions to satisfy the Minimum Liquidity Threshold, including to sell Class B Shares. The "Minimum Liquidity Threshold" is a condition satisfied when the aggregate amount of proceeds distributed to the Lead Investor by Sun Feeder equals or exceeds an amount equal to 125% of the aggregate capital contributions of the Lead Investor to Sun Feeder.

In further connection with the consummation of the transactions contemplated by the CV Transaction, the terms of the amended and restated limited partnership agreement of MHR SAT SubHoldco A (the "SAT SubHoldco A LPA") and the amended and restated limited partnership agreement of MHR SAT SubHoldco B LPA (the "SAT SubHoldco B LPA") provides, among other things, that if at the six (6) month anniversary of the expiration of the term of the SAT SubHoldco A LPA and the term of the SAT SubHoldco B LPA, which is seven (7) years from the closing of the CV Transaction, SAT SubHoldco A or SAT SubHoldco B hold a material amount of unrealized investments, then, subject to certain exceptions, the Lead Investor Representative will have the right to give notice to MHR Sun GP requiring MHR Sun GP, in its discretion, to (i) appoint a qualified liquidator or (ii) to the extent permitted under applicable law, effect a distribution in kind of such investments to the Lead Investor. If the Lead Investor is unable to exercise the wind down right as described above, then the Lead Investor Representative has the right to cause SAT SubHoldco A and SAT SubHoldco B to transfer the Class B Shares (or Class B Units) held by SAT SubHoldco A or SAT SubHoldco B to an affiliate of the Lead Investor, subject to fulfilling MHR Sun GP's entitlement to carried interest.

In further connection with the consummation of the transactions contemplated by the CV Transaction, PSP Investments, Red Isle and Fund Management agreed that, effective upon the closing of the CV Transaction, the tag-along rights set forth in the Registration Rights Agreement (as further described in the Original Schedule 13D) would be of no further force or effect.

The foregoing descriptions of the Side Letter, the SAT SubHoldco A LPA and the SAT SubHoldco B LPA do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as Exhibit 99.1 through Exhibit 99.3 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Side Letter, dated July 8, 2026, by and between MHR Sun GP and affiliated funds of the Lead Investor.

99.2 Amended and Restated MHR SAT SubHoldco A LPA, dated July 8, 2026, by and among MHR Sun GP, as the general partner, Ren Fund GP, LLC, a Delaware limited liability company as the special limited partner, SAT Holdco A and the other parties thereto.

99.3 Amended and Restated MHR SAT SubHoldco B LPA, dated July 8, 2026, by and among MHR Sun GP, as the general partner, Ren Fund GP, LLC, a Delaware limited liability company as the special limited partner, SAT Holdco B and the other parties thereto.

99.4 Joint Filing Agreement, dated as of July 9, 2026, by and among Institutional Advisors, MHRC I, Institutional Advisors II, MHRC II, Institutional Advisors III, SAT Holdco B, SAT SubHoldco B, MHR Sun GP, the Trust, MHR Sun III, Fund Management, MHR Holdings and Dr. Rachesky.

## Signatures
- MHR INSTITUTIONAL ADVISORS LLC: By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MHRC I LLC: By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MHR INSTITUTIONAL PARTNERS IIA LP: By: MHR Institutional Advisors II LLC, its general partner, By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MHR INSTITUTIONAL ADVISORS II LLC: By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MHRC II LLC: By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MHR INSTITUTIONAL PARTNERS III LP: By: MHR Institutional Advisors III LLC, its general partner, /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MHR INSTITUTIONAL ADVISORS III LLC: By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MHR SAT SUBHOLDCO B: By: MHR Sun GP LLC, its General Partner, By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MHR SAT HOLDCO B: By: MHR Sun GP LLC, its General Partner, By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MHR SUN GP LLC: By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- The Rachesky Revocable Trust: By: Mark H. Rachesky, its Trustee, By: /s/ Mark H. Rachesky, Mark H. Rachesky (07/09/2026)
- MHR SUN III LP: By: MHR Institutional Advisors III LLC, its General Partner, By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MHR FUND MANAGEMENT LLC: By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MHR HOLDINGS LLC: By: /s/ Janet Yeung, Janet Yeung, Authorized Signatory (07/09/2026)
- MARK H. RACHESKY, M.D.: By: /s/ Janet Yeung, Attorney in Fact (07/09/2026)